Exhibit 77(m)


Merger of Skyline Special Equities Portfolio into Managers AMG Skyline Special Equities Portfolio

Effective after the close of business on December 31, 2007, the Skyline Special Equities Portfolio merged into the Managers AMG Skyline Equities Portfolio, a member of the Managers AMG Trust.

The merger was approved by the Skyline Board of Trustees on September 18, 2007 and by the shareholders at a shareholder meeting held on December 18, 2007. The Skyline Special Equities Portfolio no longer has any assets and is no longer an investment company as defined in the Investment Company Act of 1940.